UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2006

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transaction period from ___________________ to ______________________

Commission File Number: 001-31277

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Partners Trust Bank Incentive Savings Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Partners Trust Financial Group, Inc.

233 Genesee Street

Utica, New York 13501

REQUIRED INFORMATION

			Page
Report of Independent Registered Public Accounting Firm			1

Financial Statements:

	Statements of Net Assets Available for Benefits		2
	Statements of Changes in Net Assets Available for Benefits		3
	Notes to Financial Statements		4

Supplemental Schedule:

	Schedule of Assets Held at End of Year		10

Signatures			11

Exhibits:

	Exhibit 23.1	Consent of Independent Registered Public Accounting Firm
	Exhibit 32.1	Written Statement of Plan Administrator (Chief Executive Officer
		Equivalent of Plan) Pursuant to Section 906 of the Sarbanes-Oxley
		Act of 2002
	Exhibit 32.2	Written Statement of Acting Chief Accounting Officer of Partners
		Trust Bank (Chief Financial Officer Equivalent of Plan) Pursuant
		to Section 906 of the Sarbanes-Oxley Act of 2002

Report of Independent Registered Public Accounting Firm

Plan Administrator of

Partners Trust Bank Incentive Savings Plan

We have audited the accompanying statements of net assets available for benefits of Partners Trust Bank Incentive Savings Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Partners Trust Bank Incentive Savings Plan as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as described in the table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ D'Arcangelo & Co., LLP

Utica, New York

May 29, 2007

PARTNERS TRUST BANK INCENTIVE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2006 and 2005

Assets	2006	2005

Investments at Current Value
Money Market Funds	$ 52,875	$ 76,284
Common/Collective Trust Funds	7,820,771	7,069,459
Mutual Funds	17,039,041	15,334,577
Common Stock	8,247,894	8,717,235
Loans to Participants	562,025	597,662
Total Investments at Current Value	33,722,606	31,795,217

Receivables
Due for Pending Investment Sales	25,500	4,379
Contributions	1,685	0
Total Receivables	27,185	4,379

Other Assets
Uninvested Cash	24,605	13,417

Total Assets	33,774,396	31,813,013

Liabilities

Liabilities	0	0

Net Assets Available for Benefits	$ 33,774,396	$ 31,813,013

PARTNERS TRUST BANK INCENTIVE SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Years Ended December 31, 2006 and 2005

	2006	2005
Additions
Investment Income
Net Appreciation in Current Value
of Investments	$ 1,255,533	$ 1,403,092
Interest and Dividends	837,820	507,784
Net Investment Income	2,093,353	1,910,876
Employee Contributions	2,179,713	2,116,272
Employer Contributions	625,202	568,581

Total Additions	4,898,268	4,595,729

Deductions
Benefits Paid	2,910,924	3,249,286
Administrative Expenses	25,961	22,080

Total Deductions	2,936,885	3,271,366

Net Increase	1,961,383	1,324,363

Net Assets Available for Benefits, Beginning of Year	31,813,013	30,488,650

Net Assets Available for Benefits, End of Year	$ 33,774,396	$ 31,813,013

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations

The Partners Trust Bank Incentive Savings Plan (the Plan) is a participant directed defined contribution 401(k) plan covering eligible employees of the Plan sponsor, Partners Trust Bank and Subsidiaries (the Bank).

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Basis of Accounting

The financial statements are reported using the accrual basis of accounting.

Investments

Investments are recorded at current value. Money market funds are valued at current value which equals cost. Investments in mutual funds and common/collective trust funds are recorded at quoted market prices, where available, or calculated by RSGroup Trust Company based on the current values of the underlying assets of the funds. The investment in common stock is valued at quoted market prices. Participant loans are recorded at book value, which approximates current value.

Investment transactions are recorded on a trade date basis. Interest income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 CONCENTRATIONS OF CREDIT RISK

The Plan invests in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

NOTE 3 DESCRIPTION OF PLAN

The following brief description of the Plan provides only general information. Participants should refer to the Summary Plan Description or the Plan document for a more complete description of the Plan's provisions.

Eligibility and Vesting - Employees of the Bank who have completed one year of service, subject to a 1,000 hour minimum service requirement, and have attained age 21, are eligible to participate in the Plan.

Participants become vested in employer matching contributions 20% each year, with full vesting after five years of vested service.

Effective December 27, 2002, the Bank acquired Herkimer County Trust Company (Herkimer). In connection with the acquisition, with respect to an employee formerly employed by Herkimer and who became an employee of the Bank on or after October 1, 2002, former employment with Herkimer shall be deemed employment with the Bank for purposes of determining eligibility to participate and vested service under the Plan.

Effective July 14, 2004, the Bank merged with BSB Bank & Trust Company (BSB), a wholly-owned subsidiary of BSB Bancorp, Inc. In connection with the acquisition, the BSB Bank & Trust Company 401(k) Savings Plan (BSB Plan) was merged with and into the Plan on July 31, 2004. With respect to an employee formally employed with BSB and who became an employee of the Bank in connection with the merger, former employment with BSB shall be deemed employment with the Bank.

Participants become vested in employer matching contributions made by BSB approximately 33% each year, with full vesting after 3 years of vested service.

For purposes of determining this vested percentage, all years of service with BSB and the Bank shall be included. Employer matching contributions made by the Bank will vest in accordance with the Plan's vesting schedule.

Contributions - Participants may contribute any percentage of their compensation for pre-tax purposes, and up to 5% of their compensation for after-tax purposes, subject to limitations as defined in the Plan and maximum annual additions allowed by law. The Bank matches participants' pre-tax contributions in the following manner: (a) 100% of the first 2% of the amount contributed pre-tax and (b) 50% of the amount contributed between 2% and 4% pre-tax.

Payments of Benefits - Upon normal or early retirement, death or disability or severance from service, participants' benefits are paid in a lump-sum payment or distributed in installments in accordance with the Plan document.

NOTE 3 DESCRIPTION OF PLAN (Continued)

Forfeitures - Forfeitures of matching contributions are applied to reduce future employer matching contributions.

During 2006 and 2005, forfeitures of approximately $24,688 and $49,130, respectively, were used to reduce the required amount of employer matching contributions. Forfeitures available to reduce future employer matching contributions were $1,264 and $6,155 at December 31, 2006 and 2005, respectively.

Loans to Participants - Participants may borrow from their accounts a maximum equal to the lesser of $50,000 or 50% of their vested account balance. All loans shall be for a fixed term of not more than five years, except that a loan which shall be used to acquire any dwelling which within a reasonable time is to be used as the principal residence of the borrower, may, at the discretion of the Partners Trust Employee Benefits Committee (the Committee), be made for a term as determined by the Committee, based on maturity dates quoted at local commercial banks. The loans are collateralized by the balance in the participant's account and bear interest at a rate of prime rounded to the nearest 1/4% plus 1%, as determined by the prime rate published in the Wall Street Journal on the first day of the month in the month of the borrowing. Only one loan is permitted at a time.

Allocation of Investment Income - Participant accounts are adjusted to reflect investment income, realized and unrealized gains and losses, expenses, and other transactions based on the value of the participant's account on the applicable valuation date.

Plan Termination - Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue contributions at any time and to terminate the Plan at any time, subject to the provisions of ERISA. In the event of a termination of the Plan, participants will become 100% vested in their accounts.

NOTE 4 INVESTMENTS

The Plan's investments at December 31, 2006 and 2005 consisted of the following:

	2006		2005
Money Market Funds
Federated Prime Value Obligations Fund	$ 52,875		$ 76,284

Common/Collective Trust Funds Managed By
RSGroup Trust Company
Aggressive Asset Allocation	1,752,401	*	1,574,976
Moderate Asset Allocation	1,446,207		1,300,160
Conservative Asset Allocation	513,429		533,560
Stable Value Fund	4,108,734	*	3,660,763	*
	7,820,771		7,069,459

NOTE 4 INVESTMENTS (Continued)
	2006		2005
Mutual Funds Managed by RSI Retirement Trust
Core Equity Fund	3,002,925	*	2,820,670	*
Emerging Growth Equity Fund	0		360,392
Value Equity Fund	3,561,130	*	3,208,701	*
Actively Managed Bond Fund	0		534,063
	6,564,055		6,923,826
Other Mutual Funds
Alger MidCap Growth Fund	1,726,910	*	1,720,056	*
Alger LargeCap Growth Fund	894,804		308,379
American Century International Growth Fund	0		263,555
Neuberger & Berman Genesis Trust Fund	3,222,836	*	2,971,102	*
Janus Adviser Large Cap Growth	0		486,354
SSGA S&P 500 Index Fund	1,644,159		1,462,020
PIMCO Total Return Fund	1,918,102	*	1,199,004
Evergreen International Growth Fund	812,570		281
American Beacon LargeCap Value Fund	33,638		0
American Funds Europacific Growth Fund	39,135		0
Fidelity Spartan 500 Index Fund	30,337		0
American Funds Growth Fund of America	34,206		0
Pennsylvania Mutual Fund	31,331		0
Vanguard Index Trust MidCap Fund	35,973		0
Harbor Bond Institutional	46,710		0
Wells Fargo Stable Return Fund	4,275		0
	10,474,986		8,410,751

Total Mutual Funds	17,039,041		15,334,577

Common Stock
Partners Trust Financial Group, Inc.	8,247,894	*	8,717,235	*

Loans to Participants	562,025		597,662

Total Investments at Current Value	$ 33,722,606		$ 31,795,217

* Denotes an investment that represents 5% or more of the Plan's net assets at December 31, 2006 or 2005, respectively.

NOTE 4 INVESTMENTS (Continued)

During the years ended December 31, 2006 and 2005, the Plan's investments (including investments bought, sold, and held during the year), appreciated (depreciated) in value as follows:

	2006	2005
Investments at Current Value as Otherwise Determined
Common/Collective Trust Funds	$ 545,716	$ 319,272
Investments at Current Value as Determined by Quoted
Market Price	1,074,565	872,237
Common Stock	(364,748)	211,583

Net Appreciation in Current Value of Investments	$ 1,255,533	$1,403,092

NOTE 5 RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds and common/collective trusts managed by RSI Retirement Trust and RSGroup Trust Company. RSI Retirement Trust and RSGroup Trust Company are related entities with Retirement System Group, Inc. RSGroup Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Investments in these mutual funds and common/collective trusts represented approximately 43% and 44% of the Plan's net assets available for benefits at December 31, 2006 and 2005, respectively. RSGroup Trust Company also serves as the recordkeeper for the Plan.

Certain Plan investments are shares of Partners Trust Financial Group, Inc. common stock. The Bank is a wholly-owned subsidiary of Partners Trust Financial Group, Inc., and, therefore, these transactions qualify as party-in-interest transactions. The investment in Partners Trust Financial Group, Inc.'s common stock represented approximately 24% and 27% of the Plan's net assets available for benefits at December 31, 2006 and 2005, respectively.

NOTE 6 TAX STATUS

The Plan obtained its latest determination letter on April 30, 2001, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE 7 PLAN AMENDMENTS

1. Effective March 28, 2005, the Plan was amended as follows to change the limit regarding the timing of benefit distributions upon termination of employment from $5,000 to $1,000. If the vested participant account balance at the time of benefit distribution does not exceed $5,000, then the participant's vested account balance shall be distributed in a single cash payment as soon as administratively possible after the termination of employment.

2. Also effective March 28, 2005, the Plan was amended to allow the Plan Administrator to designate an individual retirement account for the distribution of a direct rollover for a participant who has not elected to receive the benefit distribution under an available optional form of payment and his vested account balance exceeds $1,000 and is less than or equal to $5,000.

3. Effective as of January 1, 2006, the Plan was amended to deem the following expenses as an immediate and heavy financial need for a hardship distribution:

a. Funeral or burial expenses for the participant's deceased parent, spouse, children, or dependents.

b. Expenses for the repair of damage to the participant's principal residence that would qualify for the casualty deduction under Code Section 165, without regard to the adjusted gross income limitations.

c. The amendment also allows expenses for medical care of a non-custodial child subject to Section 152 (e) of the Code.

4. The Plan was amended on May 23, 2007, effective January 1, 2008, to include an automatic contribution arrangement. The participant will be treated as having elected to have the employer make before-tax contributions for each pay period in the amount of 2% of eligible compensation, until the participant elects not to have such before-tax contributions made, or specifically elects to have such contributions made at a different percentage.

PARTNERS TRUST BANK INCENTIVE SAVINGS PLAN

SCHEDULE OF ASSETS HELD AT END OF YEAR

December 31, 2006

EIN: 15-0439330

PLAN: 002

				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issue	Description of Investment	Cost	Value

*	RSGroup Trust Co.	Asset Allocation Model I - 35,145 Units	$ 438,586	$ 513,429
*	RSGroup Trust Co.	Asset Allocation Model II - 98,001 Units	1,207,972	1,446,207
*	RSGroup Trust Co.	Asset Allocation Model III - 119,235 Units	1,384,475	1,752,401
*	RSGroup Trust Co.	Stable Value Fund - 115,840 Units	3,726,786	4,108,734
*	RSI Retirement Trust	Core Equity Fund - 307,362 Units	2,061,296	3,002,925
*	RSI Retirement Trust	Value Equity Fund - 296,267 Units	2,531,651	3,561,130
	Alger	Midcap Growth Institutional Portfolio I -
		102,003 Shares	1,596,171	1,726,910
	Alger	Large Cap Growth Institutional Portfolio I -
		65,077 Shares	845,750	894,804
	Evergreen	Evergreen International Growth Class A -
		76,802 Shares	814,398	812,570
	Neuberger Berman	Genesis Trust Fund - 67,522 Shares	2,745,453	3,222,836
	SSGA	S&P 500 Index - 70,595 Shares	1,348,835	1,644,159
	PIMCO	Total Return Fund Admin - 184,788 Shares	1,951,988	1,918,102
	American Beacon	Large Cap Value Fund - 1,412 Shares	33,585	33,638
	American Funds	Europacific Growth Fund - 840 Shares	39,810	39,135
	Fidelity	Spartan 500 Index Fund - 310 Shares	29,865	30,337
	American Funds	Growth Fund of America - 1,041 Shares	34,733	34,206
	Pennsylvania	Mutual Fund Investment Class - 2,708 Shares	32,184	31,331
	Vanguard	Index Trust Midcap Fund - 1,819 Shares	35,422	35,973
	Harbor	Bond Institutional - 4,041 Shares	47,264	46,710
	Wells Fargo	Stable Return Fund - 105 Shares	4,252	4,275
*	Partners Trust Financial
	Group	Common Stock - 708,582 Shares	5,882,355	8,247,894
	Federated Funds	Federated Prime Obligations	52,875	52,875
*	Participant Loans	Interest Rate - 3.00% - 14.25%	0	562,025

Total			$ 26,845,706	$ 33,722,606

*Indicates a party-in-interest as defined in the Employee Retirement Security Act of 1974.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Partners Trust Bank Incentive Savings Plan

Date: June 19, 2007 By: /s/ Roy Brock

Roy Brock

Plan Administrator

EXHIBIT INDEX

Exhibit No.	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm

32.1	Written Statement of Plan Administrator (Chief Executive Officer Equivalent of Plan)
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2	Written Statement of Senior Vice President, Chief Financial Officer and Corporate Secretary of Partners Trust Bank (Chief Financial Officer Equivalent of Plan)
Pursuant to Section 906 of the Sarbanes-Oxley
Act of 2002